UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tejas Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

879077105

(CUSIP Number)

Mr. Jeffrey Blumberg

Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, Illinois 60606

(312) 569-1106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP NO. 879077105	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IBS Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Inapplicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 879077105	13D	Page 3 of 5

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by IBS Capital LLC (“IBS”) on October 12, 2007 (the “Schedule 13D” or “Statement”). The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value per share (the “Common Stock” or “Shares”), of Tejas Incorporated, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 8226 Bee Caves Road, Austin, TX 78746.

On December 31, 2007, the Funds (defined below) sold to the Company an aggregate 331,499 Shares (the “Transaction Shares”) in a privately negotiated transaction (the “Transaction”), representing all of the Shares held directly by the Funds, and all of the Shares beneficially owned by IBS. Subsequent to the Transaction, the Funds ceased to directly hold any Shares, and IBS ceased to beneficially own any Shares.

Prior to the Transaction, the Shares beneficially owned by IBS were held directly by The IBS Turnaround Fund (QP) (A Limited Partnership) (the “QP Turnaround Fund”) (191,420 Shares); The IBS Opportunity Fund (BVI), Ltd., a British Virgin Islands international business company (the “Opportunity Fund”) (62,803 Shares); and The IBS Turnaround Fund (A Limited Partnership) (the “LP Turnaround Fund”) (77,276 Shares). The QP Turnaround Fund, the Opportunity Fund and the LP Turnaround Fund are collectively referred to in this Schedule 13D as the “Funds”. IBS is the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and the investment manager of the Opportunity Fund.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Response unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

The Funds sold the Transaction Shares to the Company in a privately negotiated transaction. None of the persons identified in Item 2 has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

CUSIP NO. 879077105	13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Statement, IBS beneficially owns no Shares, which represents 0.0% of the Company’s Common Stock. IBS is the general partner of the QP Turnaround Fund and the LP Turnaround Fund, and the investment manager of the Opportunity Fund. The Funds directly hold no Shares.

(b) The information contained in table form in Rows 7 though 11 on page 2 hereof, which relates to beneficial ownership, voting, and disposition of Shares is hereby incorporated by reference. The Funds have no power to vote or dispose of any shares of Common Stock in the Company.

(c) On December 31, 2007, the Funds sold to the Company an aggregate 331,499 Shares at a price of $1.15 per Share.

(d) Inapplicable.

(e) On December 31, 2007, IBS ceased to be the beneficial owner of more than five percent (5%) of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To IBS’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Inapplicable.

CUSIP NO. 879077105	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2008	IBS CAPITAL LLC

	By:	/s/ David A. Taft
David A. Taft, Manager